THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(PROMISSORY NOTE)

Date of Agreement: [EFFECTIVE DATE]

Amount of Loan: $[AMOUNT]

FOR VALUE RECEIVED, Geoship S.P.C., a Washington social purpose corporation (the "***Borrower***"), hereby promises to pay to the order of the undersigned lender ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions.

(a) "***Gross Revenues***" means all of the Borrower's cash receipts, less returns, refunds, credits, shipping, and sales taxes, excise taxes, value added taxes and customs duties.

(b) "***Lenders***" means all of the purchasers of Notes in the offering of which this Note is a part.

(c) "***Maturity Date***" means fifteen (15) years after the Date of Loan.

(d) "***Measurement Period***" means the period of time with respect to which a payment is made, which will be the preceding two calendar quarters.

(e) "***Note***" means this Note.

(f) "***Notes***" means all of the Notes issued in the offering of which this Note is a part.

(g) "***Payment Start Date***" means the 15th day of the first month following the end of the first two calendar quarters after the Date of Loan (e.g., if the Date of Loan is January 20, 2025, the Payment Start Date will be July 15, 2025), unless a Permitted Deferral applies.

(h) "***Permitted Deferral***" is defined in Section 3(a) hereof.

(i) "***Pro-Rata Share***" or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

(j) "***Repayment Amount***" means amount that is 3x the Amount of the Loan.

(k) "***Revenue Percentage***" means 0.03% for every $50,000 in the Amount of the Loan, calculated on a proportional basis, for all the Notes (for each Note, the "***Individual Revenue Percentage***"). Lenders who invest the same amount will receive the same Individual Revenue Percentage. For example, if the Amount of the Loan is $80,000, then the Individual Revenue Percentage for the relevant loan is 0.048%.

2. Basic Terms.

(a) **Group of Revenue Loans**. This loan is issued as part of a group of identical loans issued to a number of lenders in the offering.

(b) **When Paid in Full**. This Note will be considered paid in full and this Note will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

(c) **Interest Rate.** The interest rate on this Note is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. Payments.

(a) **Semi-Annual Payments**. Beginning on the Payment Start Date, Borrower shall make payments to the Lender every six months until the Repayment Amount is repaid in full; *provided, however*, that at any time the Borrower may defer up to six of such payments upon notice to Lender (each, a "***Permitted Deferral***").

(b) **Amount of Each Payment**. The amount of each payment shall be the product of the Individual Revenue Percentage for this Note and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

(c) **Timing of Payment**. The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

(d) **Order of Application of Payments**. All payments under this Note shall be applied to reduce the Repayment Amount.

(e) **Method of Payment**. All amounts payable hereunder shall be payable by the Borrower to Lender by check or wire transfer and delivered to Lender at the address listed on the signature page hereto or to a bank account designated by Lender, unless another method of payment shall be specified in writing by Lender.

(f) **Maturity Date**. All Repayment Amount owed to Lender under this Note shall be immediately due and payable on the Maturity Date.

(g) **Pro Rata Payments**. All payments will be made pro rata among all of the Lenders.

4. Prepayment. The Borrower may pay off all of the Notes in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all the Notes. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their loans to the Borrower.

5. Characterization of Investment. The parties agree that they shall treat this Note as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the state of Washington.

6. Sharing of Payments. If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the loan in excess of its Pro-Rata Share of all the payments made to Lenders, such Lender shall remit the excess amount to the Borrower to be shared ratably with the other Lenders.

7. Unsecured Note. The obligations of the Borrower under this Note are general unsecured obligations of the Borrower.

8. Borrower Representations

(a) The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Borrower of this instrument is within the power of the Borrower and has been duly authorized by all necessary actions on the part of the Borrower. This instrument constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Borrower, it is not in violation of (i) its current articles of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Borrower, or (iii) any material indenture or contract to which the Borrower is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Borrower.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Borrower; (ii) result in the acceleration of any material indenture or contract to which the Borrower is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Borrower or the suspension, forfeiture, or

nonrenewal of any material permit, license or authorization applicable to the Borrower, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Borrower's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

9. Lender Representations

(a) The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he/she/it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he/she/it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10. Default. Each of the following events shall be an "***Event of Default***" hereunder:

(a) Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding amount due under this Note on the date the same becomes due and payable or within fifteen (15) business days thereafter;

(b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c) An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11. Liquidation Priority. In the event of a Dissolution Event (as defined below), this Note is intended to operate as a general unsecured indebtedness. The Lender's right to receive the payments to which it is entitled hereunder is:

(a) Junior to payment of secured creditors;

(b) On par with the claims of unsecured creditors; and

(c) Senior to payments to holders of equity of any kind (such as common stock or SAFE).

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Borrower's creditors, or (iii) any other liquidation, dissolution or winding up of the Borrower (for the sake of clarity, excluding a change of control), whether voluntary or involuntary.

12. Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

13. Amendments. Any provision of this Note (other than the Amount of the Loan) may be amended, waived or modified upon the written consent of the Borrower and the holders of a majority in principal of the loan amounts raised in this offering.

14. Notice. Any notice required or permitted by this Note will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Washington, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16. Successors and Assigns. Neither this Note nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Borrower may assign this Note in whole, without the consent of the Lender, only in connection with a reincorporation to change the Borrower's domicile. Subject to the foregoing, this Note will be binding on the parties' successors and assigns.

17. No Shareholder Rights. The Lender is not entitled, as a holder of this Note, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights

of a shareholder of the Borrower or any right to vote for the election of directors of the Board or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18. Tax Withholding. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, TO EXTEND CREDIT, OR TO FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

1. Not Effective Until Acceptable by Borrower. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

[Signature page follows.]

IN WITNESS WHEREOF, this Note has been executed as of the date first above written.

BORROWER:

GEOSHIP S.P.C.

By: *Founder Signature*

Name: Micha Mikailian

Title: CEO

Address: 180 Spring Hill Dr.,
Grass Valley, CA 95945

Email: ceo@geoship.is

LENDER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [ADDRESS]

Email: [EMAIL]

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